

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 8, 2018

<u>Via E-mail</u>
Cary Breese
Chief Executive Officer
NowRx, Inc.
2224 Old Middlefield Way
Mountain View, CA 94043

>   **Re: NowRx, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed January 19, 2018**
>   **File No. 024-10792**

Dear Mr. Breese:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page, page 1</u>

1. Please disclose the requirement to enter into an irrevocable proxy with SI Securities on the cover page.

<u>Order Trends, page 48</u>

2. We note you have included revenue projections for 2018 and 2019 in which your quarterly revenue will increase from approximately $900,000 to $6,000,000 and your annual revenues will increase to $17.2 million by year-end 2019. Please disclose the reasonable basis for projecting significant increases in revenues, including the specific assumptions which management used in calculating the projections.   Present projections for net income (loss) and earnings (loss) in addition to your revenue projections. Also disclose the specific risks relating to the assumptions and projections.

Independent Auditor's Report, page F-1.

3. Please have your independent auditor revise the explanatory paragraph of their audit opinion to include the phrase "substantial doubt about the ability to continue as a going concern" or similar wording that includes the terms substantial doubt *and* going concern. Please refer to the guidance in paragraphs 12 and 13 of PCAOB Auditing Standard 341.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Joanna Lam at (202) 551-3476 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Jeanne Campanelli
        CrowdCheck Law LLP